SUMMIT NETWORKS INC

Jaunciema gatve 40, Ziemelu rajons, Riga, LV-1023, Latvia

Telephone (775)572-8824 - networkssummit@gmail.com

November 26, 2014

Ms. Sherry Haywood

Mr. Craig Slivka

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington D.C. 20549

Re:	Summit Networks Inc
Amendment No. 1 to Registration Statement on Form S-1
Filed November 13, 2014
File No. 333-199108

Dear Ms. Haywood and Mr. Slivka,

Thank you for your assistance with our first amendment of our Registration Statement as filed on November 13, 2014. We have reviewed your comments and amended the Registration Statement and provide the following information:

General

1.

We note your response to comment two in our letter dated October 1, 2014. Please state on the cover page of the prospectus that you are not a blank check company and have no current plans or intentions to engage in a business combination following the offering.

We have revised the filing to disclose on the cover page that that we have no current plans or intentions to engage in a business combination following the offering.

Prospectus Summary, page 5

Corporate Background and Business Overview, page 5

2.

We note disclosure in the second paragraph regarding your “sole” employee. We also note disclosure of your “salesman” in the last paragraph on page 6. Please revise to disclose whether your salesman is an employee and if so, please revise your disclosure throughout the filing to make your disclosure consistent.

We have revised to disclose that Mr. Johnson is an independent salesman.

1

SUMMIT NETWORKS INC

Jaunciema gatve 40, Ziemelu rajons, Riga, LV-1023, Latvia

Telephone (775)572-8824 - networkssummit@gmail.com

Plan of Distribution, page 35

3.

We note your response to comment 16 in our letter dated October 1, 2014. Please provide us copies of any materials that your Chief Executive Officer intends to use to solicit investors and file any form of subscription agreements as an exhibit with your next amendment.

Our director, Andris Berzins, will offer the shares to friends, relatives, acquaintances and business associates, utilizing the prospectus included in the Registration Statement. A copy of the subscription agreement was filed with our original S-1 filing as Exhibit 10.4. No other materials are currently thought to be necessary.

Legal Opinion, Exhibit 5.1

4.	We reissue comment 20 in our letter dated October 1, 2014.

Counsel has provided us with a revised opinion letter per your comment.

The company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andris Berzins
Andris Berzins
President